Free Writing Prospectus

Filed pursuant to Rule 433

To Prospectus dated October 25, 2017

Preliminary Prospectus Supplement dated May 7, 2020

Registration Statement File No. 333-221127

Pricing Term Sheet

Stanley Black & Decker, Inc.

Remarketing of

Series C Cumulative Perpetual Convertible Preferred Stock

The information in this pricing term sheet relates to the remarketing of the Series C Cumulative Perpetual Convertible Preferred Stock (the “Remarketing”) and should be read together with (i) the preliminary prospectus supplement dated May 7, 2020 relating to the Remarketing (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the accompanying prospectus dated October 25, 2017, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-221127. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

Issuer:	Stanley Black & Decker, Inc. (the “Company”), a Connecticut corporation.

Ticker/Exchange:	SWK / The New York Stock Exchange.

Title of Securities:	Series C Cumulative Perpetual Convertible Preferred Stock (the “Convertible Preferred Stock”).

Format:	SEC Registered.

Remarketing Date:	May 7, 2020.

Remarketing Settlement Date:	May 15, 2020 (T + 5)*.

Aggregate Number of Shares Remarketed:	750,000 shares of Convertible Preferred Stock.

Remarketing Price:	100%, or $1,000 per share of Convertible Preferred Stock.

Dividends:	Holders of Convertible Preferred Stock are entitled to receive, when, as and if declared by the Company’s board of directors, cumulative cash dividends (i) from, and including, May 15, 2020 to, but excluding, the Dividend Step-Up Date at a fixed rate equal to 5.000% per annum of the $1,000 per share liquidation preference (equivalent to $50.00 per annum per share) and (ii) from, and including, the Dividend Step-Up Date at a fixed rate equal to 10.000% per annum of the $1,000 per share liquidation preference (equivalent to $100.00 per annum per share).

Dividend Step-Up Date:	May 15, 2023.

Dividend Payment Dates:	February 15, May 15, August 15 and November 15, beginning on August 15, 2020.

Maturity:	The Convertible Preferred Stock has no maturity date, and will remain outstanding unless converted by holders or redeemed by the Company.

CUSIP:	854502 853

Conversion Rate:	6.7352 shares of the Company’s common stock per share of Convertible Preferred Stock (subject to adjustment upon occurrence of certain events, as described in the Preliminary Prospectus Supplement).

Conversion Price:	Approximately $148.47 per share of the Company’s common stock (subject to adjustment upon occurrence of certain events, as described in the Preliminary Prospectus Supplement).

Settlement Upon Conversion:	Holders of the Convertible Preferred Stock may elect to convert their shares of the Convertible Preferred Stock at any time and from time to time. Conversions of Convertible Preferred Stock will be settled in shares of the Company’s common stock, cash or a combination of cash and shares of the Company’s common stock, at the Company’s election, unless the Company irrevocably elects a settlement method to apply, as described in the Preliminary Prospectus Supplement.

Remarketing Agents:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Optional Redemption:	The Company may not redeem the Convertible Preferred Stock prior to May 15, 2021. On or after May 15, 2021, the Company may redeem for cash all or part of the Convertible Preferred Stock, at the Company’s option, at a redemption price equal to 100% of the liquidation preference of the shares of the Convertible Preferred Stock to be redeemed, plus any accumulated and unpaid dividends (whether or not declared) to, but excluding, the redemption date. No “sinking fund” will be provided for the Convertible Preferred Stock.

Conversion Right and Adjusted Conversion Rate upon Fundamental Change:

There will be no make-whole amount of shares of the Company’s common stock or adjustment to the conversion rate for conversions of the Convertible Preferred Stock in connection with a fundamental change, except for the limited circumstance where the stock price in connection with such fundamental change on the effective date is less than the applicable conversion price (subject to adjustment as set forth in the Preliminary Prospectus Supplement). Under such limited circumstance, the conversion rate will be determined as described in the Preliminary Prospectus Supplement.

Notwithstanding the foregoing, in no event will the conversion rate exceed 14.5702 shares of the Company’s common stock per share of Convertible Preferred Stock (subject to adjustment upon occurrence of certain events, as described in the Preliminary Prospectus Supplement).

*

It is expected that delivery of the Convertible Preferred Stock will be made against payment therefor on or about May 15, 2020, which is the fifth business day following the trade date of the Convertible Preferred Stock (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Convertible Preferred Stock prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Convertible Preferred Stock initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Company has filed a registration statement, including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.